Filed by: BANCA INTESA
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: SANPAOLO IMI
Commission file number:
001-14870

Mr. Corrado Passera, CEO	Mr. Alfonso Iozzo, CEO

are pleased to invite you to attend the presentation of

The Merger Project

Friday, October 13th 2006
Centro Congressi
Via Romagnosi, 6
20121 Milano

Registration and coffee	8:30 a.m. CET
Presentation	9:00 a.m. CET

The presentation will be held in English and also available:

•                  via webcasting

on the websites: www.bancaintesa.it and www.grupposanpaoloimi.com

•                  via conference call

dialling in the following numbers:

Italian free-phone number	800 011 750
Other Countries number	+39 06 33486868

Should you experience any difficulties during the conference call please dial

+39.06.33444551 or +39.06.334844

The presentation will be available for downloading on the websites:

www.bancaintesa.it and www.grupposanpaoloimi.com.

To attend the presentation in Milan, please confirm your presence to:

investorelations@bancaintesa.it – investor.relations@sanpaoloimi.com

IMPORTANT INFORMATION

In connection with the proposed business combination between Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., the required information document will be sent to Commissione Nazionale per le Società e la Borsa (“CONSOB”) and, to the extent that the shares issued in connection with the proposed business combination will be required to be registered in the United States, a registration statement on Form F-4, which will include a prospectus, may be filed with the United States Securities and Exchange Commission (“SEC”).  If an exemption from the registration requirements of the U.S. Securities Act of 1933 (the “Securities Act”) is available, the shares issued in connection with the proposed business combination will be made available within the United States pursuant to such exemption and not pursuant to an effective registration statement on Form F-4.  Investors are strongly advised to read the documents that will be sent to CONSOB, the registration statement and prospectus, if and when available, and any other relevant documents sent to CONSOB and/or the SEC, as well as any amendments or supplements to those documents, because they will contain important information.  If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities, nor shall there be any purchase, sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.  The distribution of this communication may, in some countries, be restricted by law or regulation.  Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.  To the fullest extent permitted by applicable law, the companies involved in the proposed business combination disclaim any responsibility or liability for the violation of such restrictions by any person.

The shares to be issued in connection with the proposed business combination may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. and their combined businesses after completion of the proposed business combination.  Forward-looking statements are statements that are not historical facts.  These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions.  Although the managements of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  These risks and uncertainties include those discussed or identified in the public documents sent by Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. to CONSOB and under “Risk Factors” in the annual report on Form 20-F for the year ended December 31, 2005 filed by Sanpaolo IMI S.p.A. with the SEC on June 29, 2006.  Except as required by applicable law, neither Sanpaolo IMI S.p.A. nor Banca Intesa S.p.A. undertakes any obligation to update any forward-looking information or statements.